

July 2, 2021

VIA E-MAIL (matthew.micklavzina@ropesgray.com)

Matthew C. Micklavzina, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036-8704

> Re: **MassMutual Access Private Equity Fund**
>   **File Nos. 333-256560; 811-23700**

Dear Mr. Micklavzina:

On May 27, 2021, you filed a registration statement on Form N-2 on behalf of the MassMutual Access Private Equity Fund (the "Fund"). We have reviewed the registration statement and our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS:

Cover Page

1. The Fund's name includes the term "private equity fund." In our view, the use of this term by the Fund is confusing and potentially misleading because the term "private equity fund" connotes a specific type of unregistered investment fund, which a registered fund is not. Please remove the term "private equity fund" from the Fund's name.

2. The Cover Page indicates that the Fund will invest in private equity funds ("Portfolio Funds"). Elsewhere (page 22) the prospectus states that many Portfolio Funds are exempt from regulation under the Investment Company Act of 1940 ("Investment Company Act"). We note that in addition to an initial share class the Fund will offer, the prospectus includes information about three other share classes the Fund proposes to offer, provided that its application for multi-class exemptive relief is granted. We also note that no eligibility requirements are disclosed for any of the share classes.   To date, any registered fund proposing to invest more than 15 percent of its assets in private investment companies (i.e, investment companies excluded from regulation pursuant to

Sections 3(c)(1) or 3(c)(7) of the Investment Company Act) has limited investments to <u>accredited investors only who invest a minimum of $25,000</u>. Please revise the prospectus to adopt an eligibility requirement that limits sales to accredited investors who invest at least $25,000. Please delete information for any class of shares without such an eligibility requirement.

3. Footnote (1) to the pricing table provides that the shares will be sold on a best-efforts basis. Please provide the information required for a best efforts offering by Instruction 5 to Item 1.g. of Form N-2.

Summary – Investment objective and strategies (Page 1)

4. The second paragraph provides that "under normal market conditions, the Fund will invest and/or make capital commitments of at least 80% of its net assets, plus any borrowing for investment purposes, in private equity investments, including primary and secondary investments in private equity funds and Co-Investments directly or indirectly in portfolio companies." Rule 35d-1 under the Investment Company Act provides that if a fund's name suggests a type of investment, the fund must have a policy to invest "at least 80% of the value of its Assets in a particular type of investment . . . suggested by the Fund's name[.]" Here the Fund's 80% test would treat capital commitments the same as the investment of assets for purposes of the Fund's 80% test. If the Fund's name is changed in a way that addresses the concerns in Comment 1 above while retaining the words "private equity," please revise the Fund's 80% policy to delete the reference to capital commitments, inasmuch as they would not be Fund assets. In addition, please clarify that "portfolio companies" are private companies for purpose of this policy.

Summary – Investment objective and strategies – Private Equity Investment Strategy (Page 2)

5. Please briefly explain the term "recapitalization," which appears in the second paragraph.

Summary – Investment objective and strategies – Private Equity Investment Structures (Page 3)

6. The fourth paragraph of this section states that secondary investments provided differentiated cash flow attributes based on the maturity of the assets acquired. Please explain what is meant by "differentiated cash flow attributes."

7. The paragraph captioned "Co-Investments," states that Co-Investments may include "<u>indirect investments</u> in specific companies or assets through a vehicle managed and controlled by a general partner or sponsor." (Emphasis added.) Please supplementally explain these indirect Co-Investments. Please respond to the following:

   a. Would a vehicle through which an indirect Co-Investment is made have investors other than the Fund?

b. Would a vehicle through which an indirect Co-Investment is made have investments in only one specific company or asset? Or would it invest in more than one company or asset?

c. Would a vehicle through which an indirect Co-Investment is made be considered an investment company but for the exclusions in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act?

d. To the extent a Co-Investment is made indirectly through a vehicle, will the Fund present expenses of the vehicle on the Acquired Fund Fees and Expenses line of the fee table?

e. The term "co-investment" is commonly used when a registered fund and another fund with the same investment adviser each make an investment in a common portfolio company. Please confirm to us that the term "Co-Investments" here does not refer to such affiliated investments.

We may have additional comments after reviewing your response.

Summary – Investment objective and strategies – Capitalization (Page 4)

8. This paragraph states that the Fund will primarily invest in funds and Co-Investments in the lower middle market. Please define "lower middle market."

Summary – Investment objective and strategies – Subsidiaries (Page 5)

9. This section states that the Fund may invest up to 25% of its assets in one or more wholly-owned subsidiaries. Please respond to the following:

a. Confirm to us that the financial statements of each wholly-owned Subsidiary will be consolidated with those of the Fund.

b. Confirm to us that the investment advisory contract between a Subsidiary and its investment adviser will be filed as an exhibit to the registration statement.

c. Confirm to us that (a) a Subsidiary's management fee (including any performance fee) will be included in the "Management Fee" line item of the fee table and a Subsidiary's expenses will be included in the "Other Expenses" line item of the fee table; (b) if a Subsidiary is not organized in the U.S., the Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) a Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act.

Summary – Risk factors (Page 6)

10. This section provides references to other locations of the prospectus where discussions of risks can be found. Please provide a summary of the principal risk factors here. *See*

Instruction to Item 3.2 of Form N-2 (requiring a clear and concise description in the synopsis of the key features of the offering).

Summary – Repurchase of Shares by the Fund (Page 9)

11. The last sentence of this section states that the early repurchase fee payable by a Shareholder may be waived by the Fund in certain circumstances. Please set forth objective circumstances under which the repurchase fee will be waived.

Summary – Taxes (Page 9)

12. The third full paragraph on page 10 states that the Fund may invest up to 25% of its total assets directly or indirectly in corporate subsidiary, which may be liable for federal and state taxes. Please confirm that the Fund will include a line item in the fee table for tax expenses of such a subsidiary.

Investment Process Overview – Portfolio Construction & Liquidity Management (page 17)

13. The first paragraph uses the phrases "mitigate the J-curve" and "reduce blind-pool risk." Please explain these terms in plain English. *See* Rule 421 under the Securities Act of 1933 ("Securities Act").

14. The third paragraph in this section states that the Fund may invest a portion of its assets in securities and vehicles that are intended to provide an investment return while offering better liquidity than private equity investments. Please estimate the amount of the Fund's assets which may be invested in securities and vehicles providing better liquidity than private equity investments. We may have additional comments after reviewing your response

Investment Process Overview – Borrowing by the Fund (Page 18)

15. This section states that the Fund is not permitted to borrow if it would have less than 300% asset coverage with respect to indebtedness. Please explain the limits of borrowing in terms of the Fund's total and net assets.

General Risks – Unlisted Closed-End Structure; Liquidity Limited to Repurchases of Shares (Page 19)

16. The first paragraph states that the Fund intends to conduct quarterly repurchases of shares. Elsewhere (see page 44) the prospectus states that repurchase offers "should apply to no more than 5% of the net assets of the Fund[.]" Please include the 5% net asset limit on repurchases here. In addition, please clarify that there are no assurances that the Fund will repurchase shares quarterly.

17. The second paragraph of this section states that there will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the

Fund. Please specify here the amount of time it may take for a Shareholder to receive payment.

General Risks – Concentration of Investments (Page 20)

18. This section provides, in part, that except to the extent required by applicable law and the Fund's fundamental policies, the Fund is not limited in the amount of Fund assets that may be invested "(iv) indirectly in any single industry[.]" The disclosure also provides that a Portfolio Fund's investments may be concentrated in a particular industry area or group, and that the Fund's investment portfolio may at times be significantly concentrated in industries. Fundamental Policy (7), which is set forth in the Statement of Additional Information ("SAI"), provides that the Fund may not concentrate in a particular industry or group of industries. Please disclose here, as well as in the SAI, that that the Fund will consider the investments of Portfolio Funds, to the extent known, in determining whether its investments are concentrated in any particular industry or group of industries.

General Risks – Valuations of Private Equity Investments; Valuations Subject to Adjustment. (Page 23)

19. The second paragraph of this section states that "[n]o assurances can be given regarding the valuation methodology" of a Portfolio Fund. Please disclose that the Fund will conduct due diligence in advance of investing in a Portfolio Fund to ensure that the valuation methodology of a Portfolio Fund is consistent with fair valuation required by the Investment Company Act. *See* Section 2(a)(41) of the Investment Company Act. Please also make clear that the Board of the Fund is responsible for its valuation.

20. The last paragraph of this section (on page 24) states the Fund may have the ability to adjust or recoup repurchase proceeds received by Shareholders under certain circumstances. Please summarize those circumstances here. Please also explain to us the Fund's legal basis for recouping proceeds paid to Shareholders.

General Risks – Access to Investments (Page 26)

21. Please define the term "Code."

Fund Expenses – Fund Operating Expenses (Page 40)

22. The prospectus presents 25 Fund expenses in narrative form. Please set forth the Fund's operating expenses in a list for ease of reading.

Repurchases of Shares and Transfers – Procedures for Repurchases of Shares (Page 45)

23. The last paragraph of this section states that if a Shareholder tenders an amount that would cause the Shareholder's investment balance to fall below the required minimum, the Fund reserves the right to repurchase all of the Shareholder's shares in the Fund. Please explain how this provision is consistent with Section 23(c) of the Investment Company Act, which limits how a closed-end fund may repurchase its securities.

Repurchases of Shares and Transfers – Mandatory Redemption by the Fund (Page 46)

24. The last bullet in this section provides that the Fund may repurchase all or portion of the shares of a Shareholder without the consent of the Shareholder if "it would be in the interest of the Fund, as determined by the Board, for the Fund to repurchase the Shares." Please explain to us how this provision is consistent with Rule 23c-2 under the Investment Company Act, which permits a fund to repurchase shares in accordance with the terms of the securities or charter, provided that the repurchase "shall be made by lot, on a pro rata basis, or in such other manner as will not discriminate unfairly against any holder of the securities of such class or series."

Repurchases of Shares and Transfers – Transfer of Shares (Page 47)

25. This section states that a Shareholder may transfer Shares with the written consent of the Board or MML Advisers. Please disclose the circumstances under which a request to transfer shares would be granted and denied. Also, please explain to us why MML Advisers has authority to consent to the transfer of Shares.

Prior Performance for Similar Accounts (Page 62)

26. This section states that performance is shown of all investments "extracted from Massachusetts Mutual Life Insurance Company's general account managed by Barings portfolio management team responsible for managing the Fund[.]" Please explain to us how investments are "extracted" from the general account managed by Barings. Please also explain to us how these "extracted" accounts are in compliance with Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996). In your response please provide details to support your determination, including for example whether the Related Accounts (i) were managed independently from other accounts in the general account and (ii) had financial statements separate from other accounts in the general account. In addition, please explain why the policies of the Related Accounts should be considered to be "substantially similar" to the policies of the Fund given that Massachusetts Mutual Life Insurance Company retained the right to veto any proposed investment made by Barings for the Related Accounts, but will not have the same veto power with respect to Fund investments. We may have additional comments based on your response.

PART C — OTHER INFORMATION:

Signatures

27. We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by only one Trustee. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of Trustees. *See* Section 6(a) of the Securities Act. Please also identify the principal accounting officer of the Fund. *Id.* In addition, please ensure that once the Trustees have been selected, the Statement of Additional Information will include, for each Trustee, the specific experience, qualifications, attributes, or skills

that led to the conclusion that the person should serve as a Trustee. *See* Item 18.17 of Form N-2.

GENERAL COMMENTS:

28. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

29. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

30. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

31. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

32. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

* * * * * * *

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

/s/ John M. Ganley

John M. Ganley
Senior Counsel

cc: Michael J. Spratt, Assistant Director
        Michael J. Shaffer, Branch Chief